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                                                                   Exhibit 12.A4

                        CITIZENS FIRST FINANCIAL CORP.
  2101 North Veterans Parkway, Bloomington, Illinois 61704 -- (309) 661-8700



October 31, 2000


Dear Shareholders:

Since the time of the initial conversion of Citizens Savings Bank from a federal mutual to a federal stock savings and loan association in 1996, Citizens First Financial Corp.'s capital base has substantially exceeded applicable regulatory
standards.   Management of the Company also believes that the level of capital exceeds the amount of capital currently needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish those objectives. The Board of Directors has approved a repurchase of 391,000 shares of the Company's common stock, or approximately 20 percent of our 1,955,014 outstanding shares. A copy of the Offer to Purchase is enclosed.

The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not less than $15.00 per share nor in excess of $17.00 per share. Upon expiration of the offer, we will select the purchase price from those shares tendered that will allow us to buy 391,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and may have all of your shares purchased even if more than 391,000 shares are tendered.

We encourage each shareholder to read carefully the Offer to Purchase and related materials. Neither Citizens First Financial Corp. nor our Board of Directors makes any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

To assist us with this offer, we have engaged Sandler O'Neill & Partners, L.P. to serve as Dealer Manager/Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call toll free the Dealer Manager/Information Agent at (800) 635-6860 between 8:30 a.m. and 5:30 p.m. Eastern Time.

Unless otherwise extended, the offer will expire at 5:00 p.m., Eastern Time, on December 1, 2000. We again encourage you to read carefully the enclosed material.

As always, we appreciate your interest in Citizens First Financial Corp.


Sincerely,



C. William Landefeld
President and Chief Executive Officer